Mail Stop 3010

May 26, 2010

Via U.S. Mail and Fax (702) 227-5247
Mr. Michael V. Shustek
Chief Executive Officer
Vestin Realty Mortgage I, Inc.
6149 South Rainbow Blvd.
Las Vegas, NV 89118

       RE: **Vestin Realty Mortgage I, Inc.**
                Form 10-K for the period ended December 31, 2009
                Filed March 19, 2010
                File No. 0-51964

Dear Mr. Shustek:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capital and Liquidity, page 40

1.   We note that your accounts payable and accrued liabilities have increased significantly year over year, and continued to trend upward in the first quarter of 2010. Please address this trend in the context of your financial condition and any possible impact on your liquidity. Refer to Item 303(A) of Regulation S-K. Please provide us with the disclosure you intend to include in future filings.

Report of Independent Registered Public Accounting Firm, page 50

2.   Please amend your report to remove the opinion regarding the registrant's internal control over financial reporting for the previous fiscal year. If an audit was performed on the registrant's internal control over financial reporting for the most recent fiscal year, please include your opinion related to that audit, which should be dated the same as your opinion on the audit of the registrant's consolidated financial statements. Refer to AS 5.

3.   In future filings, please describe how charge-offs for confirmed losses affect the coverage ratio (total allowance for loan losses / total non-performing loans). For example, consider disclosing and providing analysis regarding:
   - the ratio of non-performing loans for which the full loss has been charged off to total loans
   - the ratio of non-performing loans for which the full loss has been charged off to total non-performing loans
   - the charge off rate for non-performing loans for which the full loss has been charged off
   - the coverage ratio, net of non-performing loans for which the full loss has been charged off
   - the ratio of the total allowance to total loans less non-performing loans for which the full loss has been charged off, and
   - the ratio of the allowance for individually impaired loans to total loans that are individually impaired.

4.   Based upon the amount of non-performing and past due loans and loans that are in the process of being extended, it appears that some of your investments may have undergone a troubled debt restructuring. Please quantify and disclose the amount of real estate loans on your balance sheet that have been modified pursuant to a troubled debt restructuring. Please also consider disclosing:
   - TDRs quantified by loan type, classified separately as performing and non-performing
   - your policy regarding how many payments the borrower must make on the restructured loans before returning the loan to accrual status
   - quantification of the types of concessions made, such as reduction in interest rate, payment extension, forgiveness of principal, forbearance or other actions, and your success with each type of action, and
   - if impairment is measured based on the present value of expected future cash flows, disclose your policy election regarding how the entire change in present value is reflected in the financial statements. For example, disclose whether the amount is recorded entirely within the provision for loan losses or whether a portion reflecting the amount attributable to the passage of time is recorded as interest income. To the extent that part of the amount is reflected within interest

income, the amount of interest income recognized should be disclosed. Refer to ASC 310-10-45.

Item 9A. Controls and Procedures, page 87

5.   Please amend your filing to include either the language required by Item 308T(a)(4) or, if applicable, Item 308(a)(4) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3429 with any questions.

Sincerely,

Kristi Marrone
Staff Accountant